UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-42039

Viking Holdings Ltd

(Translation of registrant’s name into English)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry Into a Material Definitive Agreement.

On June 27, 2024, Viking Cruises Ltd (“VCL”), a direct wholly-owned subsidiary of Viking Holdings Ltd (the “Company”), entered into a Revolving Credit Agreement (the “Credit Agreement”), among VCL, the lenders party thereto and Wells Fargo Bank, National Association, a national banking association, as administrative and collateral agent (the “Administrative Agent”).

The Credit Agreement provides for a five-year revolving credit facility in an aggregate principal amount of $375,000,000 (the “Revolving Credit Facility”). Proceeds of the Revolving Credit Facility will be used to make revolving loans to Viking River Cruises AG, an indirect wholly-owned subsidiary of VCL (“VRC AG”) pursuant to a certain Intercompany Revolving Loan Agreement (the “IRLA”), between VCL, as lender, and VRC AG, as borrower, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and other general corporate purposes.

Loans under the Revolving Credit Facility will bear interest at a rate calculated based on the type of borrowing (at VCL’s election, either Term SOFR or Base Rate (each as defined in the Credit Agreement)) and VCL’s Secured Net Leverage Ratio (as defined in the Credit Agreement), with such rate ranging from 1.50% to 2.50% for Term SOFR loans and from 0.50% to 1.50% for Base Rate loans. VCL will also pay a commitment fee between 30 to 35 basis points, payable quarterly, on the average daily unused amount of the Revolving Credit Facility, based on VCL’s Secured Net Leverage Ratio.

The obligations of VCL under the Revolving Credit Facility are guaranteed by certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the IRLA.

The Credit Agreement contains affirmative and negative covenants that are customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and consolidations, indebtedness, liens, dividends, investments and transactions with affiliates. The Credit Agreement also contains financial covenants that require VCL to maintain a leverage ratio and interest coverage ratio as per the levels specified in the Credit Agreement if the aggregate amount of outstanding loans under the Revolving Credit Facility exceeds a certain threshold.

The above description of the Credit Agreement is not complete and is qualified in its entirety by reference to the full text of the Credit Agreement. A copy of the Credit Agreement is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated by reference herein.

Incorporation by Reference.

This report on Form 6-K shall be incorporated by reference into any registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

Exhibit Index

Exhibit Number	Description

10.1	Revolving Credit Agreement, dated as of June 27, 2024, among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2024

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	Chief Financial Officer

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